AMENDMENT TO THE FUND ADMINISTRATION SERVICING AGREEMENT
BETWEEN U.S. BANCORP FUND SERVICES, LLC
AND ASSETMARK FUNDS

WHEREAS, the above parties have entered into an Agreement dated May 11, 2001, where U.S. Bancorp Fund Services, LLC (“USBFS”) has agreed to provide fund administration services to the AssetMark Funds (the “Trust”); and

WHEREAS, the parties would like to further clarify the responsibilities of USBFS and the Trust as it relates to the above referenced Agreement;

NOW THEREFORE, the Trust and USBFS agree to amend Section II.B.1.a.3 as follows:

…monitor code of ethics compliance for the independent Trustees of the Trust and report the results of such monitoring to the Board of Trustees on a quarterly basis. All other code of ethics monitoring will be performed by the Funds’ investment advisor, AssetMark Investment Services, Inc.

Dated this 25 day of May, 2004.

ASSETMARK FUNDS	U.S. BANCORP FUND SERVICES, LLC

BY: /s/ Carrie Hansen	BY: /s/ Dana Armour

ATTEST:	ATTEST: